Form 10-K, Exhibit 13
period 1996-12-31
CREATIVE COMPUTERS INC
filed 1997-03-31
CIK 937941

                                  EXHIBIT 13


                           CREATIVE COMPUTERS, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants                                                                        F-2
Consolidated Balance Sheet at December 31, 1996 and 1995                                                 F-3
Consolidated Statement of Operations for the Years Ended December 31, 1996, 1995 and 1994                F-4
Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 1996, 1995 and 1994      F-5
Consolidated Statement of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994                F-6
Notes to Consolidated Financial Statements                                                               F-7


REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders
of Creative Computers, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14 (a) (1) and (2) present fairly, in all material respects, the financial position of Creative Computers, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Costa Mesa, California
January 21, 1997

                           CREATIVE COMPUTERS, INC.

                          CONSOLIDATED BALANCE SHEET
                       (in thousands, except share data)

                                                                        December 31,
                                                                    ---------------------
                                                                       1996        1995
                                                                    ---------    --------
ASSETS

Current assets:
Cash and cash equivalents                                            $ 17,329    $ 13,082
Securities available for sale (Note 1)                                    521      12,575
Accounts receivable, net of allowance for
 doubtful accounts of $2,134 and $1,365, respectively                  19,948      18,305
Inventories (Note 1)                                                   55,092      52,026
Prepaid expenses and other current assets                               3,410       3,437
Income tax refund receivable (Notes 1 and 5)                            1,753         794
Deferred income taxes (Notes 1 and 5)                                   4,284       1,109
                                                                    ---------    --------
    Total current assets                                              102,337     101,328

Property, plant and equipment, net (Notes 1 and 2)                     10,909      10,814
Other assets                                                              185         427
                                                                    ---------    --------
                                                                    $ 113,431    $112,569
                                                                    =========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable (Note 3)                                            $ 50,770    $ 46,606
Accrued expenses and other current liabilities                          8,684       8,134
Capital leases--current portion (Note 2)                                  243         250
Notes payable--current portion (Note 4)                                    40          31
                                                                    ---------    --------
    Total current liabilities                                          59,737      55,021

Capital leases (Note 2)                                                   293         535
Notes payable (Note 4)                                                     32          54
Deferred income taxes (Notes 1 and 5)                                     564         399
                                                                    ---------    --------
    Total liabilities                                                  60,626      56,009

Stockholders' equity:
Common stock, $.001 par value; authorized 15,000,000
 shares; 9,791,825 and 9,750,000 shares issued                             10          10
Preferred stock, $.001 par value; authorized 5,000,000 shares;
 none issued and outstanding
Additional paid in capital                                             53,932      51,547
Treasury stock, at cost: 15,000 shares                                    (91)         --
Retained earnings (accumulated deficit)                                (1,046)      5,003
                                                                    ---------    --------
    Total stockholders' equity                                         52,805      56,560
                                                                    ---------    --------
                                                                    $ 113,431    $112,569
                                                                    =========    ========

              See notes to the consolidated financial statements

                           CREATIVE COMPUTERS, INC.

                     CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                                        Year  ended December 31,
                                                    ----------------------------------
                                                      1996        1995          1994
                                                    --------    --------      --------
Net sales                                           $444,971    $420,877      $163,706
Cost of goods sold                                   395,000     361,803       140,229
                                                    --------    --------      --------
   Gross profit                                       49,971      59,074        23,477

Selling, general and administrative
 expenses                                             60,585      48,455        19,384

Expenses associated with the relocation
 of the Company's distribution center                     --       1,389            --
                                                    --------    --------      --------
Income (loss) from operations                        (10,614)      9,230         4,093
Interest income (expense), net                           593         371          (759)
                                                    --------    --------      --------
Income (loss) before income taxes                    (10,021)      9,601         3,334

Income tax provision (benefit) (Notes 1 and 5)        (3,972)      3,754         1,328
                                                    --------    --------      --------
Net income (loss)                                   $ (6,049)   $  5,847      $  2,006
                                                    ========    ========      ========
Earnings (loss) per share                           $  (0.62)   $   0.65      $   0.29
                                                    ========    ========      ========
Weighted average number of
 shares outstanding                                    9,767       9,021         6,983
                                                    ========    ========      ========

              See notes to the consolidated financial statements

                           CREATIVE COMPUTERS, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (in thousands)

                                                      COMMON STOCK    ADDITIONAL   RETAINED
                                                     --------------    PAID IN     EARNINGS    TREASURY
                                                     SHARES  AMOUNT    CAPITAL     (DEFICIT)     STOCK       TOTAL
                                                     ------  ------   ----------   ---------   --------     -------
Balance at December 31, 1993                          4,900     $5    $     2       $(1,173)      $         $(1,166)
  Sale of warrant                                                          50                                    50
  Net income                                                                          2,006                   2,006
                                                     ------    ---    -------       -------       ------    -------
Balance at December 31, 1994                          4,900      5         52           833                     890
  Initial public offering, net                        2,250      2     34,399                                34,401
  Exercise of warrant                                 2,100      2      4,948                                 4,950
  Purchase of building from related parties                                          (1,677)                 (1,677)
  Follow-on offering, net                               500      1     12,148                                12,149
  Net income                                                                          5,847                   5,847
                                                     ------    ---    -------       -------       ------    -------
Balance at December 31, 1995                          9,750     10     51,547         5,003                  56,560
  Purchase of treasury stock                                                                         (91)       (91)
  Stock option exercises                                 42               239                                   239
  Proceeds from director, net (Note 7)                                  2,146                                 2,146
  Net loss                                                                           (6,049)                 (6,049)
                                                     ------    ---    -------       -------       ------    -------
Balance at December 31, 1996                          9,792    $10    $53,932       $(1,046)      $  (91)   $52,805
                                                     ======    ===    =======       =======       ======    =======

              See notes to the consolidated financial statements

                           CREATIVE COMPUTERS, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (in thousands)


                                                                        Year ended December 31,
                                                                  --------------------------------
                                                                     1996        1995        1994
                                                                  --------    ---------    --------
Cash flows from operating activities:
 Net income (loss)                                                $ (6,049)   $   5,847    $  2,006
 Adjustments to reconcile net income (loss) to net cash
 used by operating activities:
 Depreciation                                                        1,955        1,254         543
 Loss on disposal of asset                                              --           19          --
 Increase in allowance for doubtful accounts                           769          842         329
 Increase in inventory reserves                                      4,885          650         234
 Deferred income taxes                                              (3,010)         651         (73)
 Changes in operating assets and liabilities:
  Accounts receivable                                               (2,412)     (13,420)     (3,158)
  Inventories                                                       (7,951)     (27,037)    (15,043)
  Prepaid expenses and other current assets                             27       (2,201)     (1,225)
  Income tax refund receivable                                        (959)        (794)         --
  Other assets                                                         242         (344)          2
  Accounts payable                                                   4,164       17,160      13,648
  Accrued expenses and other current liabilities                       550        5,677       1,057
  Income taxes payable                                                  --       (1,094)        913
                                                                  --------    ---------    --------
  Total adjustments                                                 (1,740)     (18,637)     (2,773)
                                                                  --------    ---------    --------
Net cash used by operating activities                               (7,789)     (12,790)       (767)
Cash flows from investing activities:
 Purchase of  securities available for sale                        (19,751)    (148,172)         --
 Redemptions of securities available for sale                       31,805      135,597          --
 Acquisition of property, plant and equipment                       (2,050)      (7,900)       (355)
 Increase in related party notes receivable                             --         (125)       (687)
                                                                  --------    ---------    --------
Net cash provided by (used in) investing activities                 10,004      (20,600)     (1,042)

Cash flows from financing activities:
 Net line of credit (payments) borrowings                               --       (3,279)        985
 (Payments) borrowings under notes payable, net                        (13)      (1,044)        328
 Payments on notes payable--related parties                             --         (164)       (362)
 Subordinated debt borrowings                                           --        2,000       2,950
 Sale of warrant                                                        --           --          50
 Principal payments of obligations under capital leases               (249)        (939)       (242)
 Purchase of treasury stock                                            (91)          --          --
 Proceeds from stock issued under stock option plans                   239           --          --
 Proceeds from profits realized by Director in sale of stock         2,146           --          --
 Net proceeds from initial and follow-on public offerings               --       46,550          --
                                                                  --------    ---------    --------
Net cash provided by financing activities                            2,032       43,124       3,709
                                                                  --------    ---------    --------
Net increase in cash and cash equivalents                            4,247        9,734       1,900
Cash and cash equivalents:
Beginning of period                                                 13,082        3,348       1,448
                                                                  --------    ---------    --------
End of period                                                     $ 17,329    $  13,082    $  3,348
                                                                  ========    =========    ========

                See notes to consolidated financial statements

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Description of Company

     Creative Computers, Inc. (the "Company"), a California corporation which began operations in 1987, is a direct marketer of personal computer hardware, software and peripheral products. The Company offers a broad selection of products through its full-color catalogs, MacMall, PC Mall, and DataCom Mall, a World-Wide Website on the Internet and other promotional materials. The Company also operates four retail computer showrooms under the name Creative Computers which are located in Southern California.

Holding Company Transaction

     On February 22, 1995, the Company (a California corporation) became a wholly-owned subsidiary of Creative Computers, Inc., a newly formed Delaware corporation, by merger of a wholly-owned subsidiary of the newly formed Delaware corporation into the Company. In the merger, the 10,000 shares of Common Stock of the Company outstanding prior to the merger were converted into 4,900,000 shares of Common Stock in the newly formed Delaware corporation. The accompanying financial statements have been retroactively adjusted to give effect to this transaction.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Cash Equivalents

     All highly liquid investments with initial maturities of three months or less are considered cash equivalents.

Securities Available for Sale

     The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective
January 1, 1995.   In accordance with the principles thereunder, the Company has classified its investments as securities available for sale and has reported them at fair value, with unrealized gains and losses included in equity. Unrealized gains or losses were not material at December 31, 1996 or 1995. Realized gains or losses are determined on the specific identification method and are reported in income. At December 31, 1996, the Company's investment portfolio consisted primarily of U.S. government obligations of less than one year. At December 31, 1996 and 1995, the fair market value approximates the amortized cost of these securities.

Inventories

     Inventories consist of computer hardware, software and peripheral products, and are stated at cost (determined under the first-in, first-out cost method) or market, whichever is lower. The Company had reserves of approximately $6,304 and $1,419 for demonstration inventory, lower of cost or market pricing and potential excess and obsolete inventory at December 31, 1996 and 1995, respectively.

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)


Deferred Advertising Costs and Revenue

     The Company produces and circulates catalogs at various dates throughout the year. The Company receives market development funds and cooperative (co-op) advertising funds from vendors included in each catalog. These funds are recognized based on sales taken over the life of the catalog, which approximates eight weeks. The costs of developing and circulating each catalog are deferred and charged to advertising expense in the same time period as the co-op funds based on sales over the life of the catalog. Advertising expense, net of advertising revenue earned, included in selling, general and administrative expenses, was approximately $8,155, $11,500 and $1,900 for the years ended December 31, 1996, 1995, and 1994, respectively. Deferred advertising costs were approximately $2,800 and $3,000 at December 31, 1996 and 1995, respectively.

     The Company adopted Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7) effective January 1, 1995. This adoption did not have a material impact on the Company's financial condition and results of operations. Management believes that if SOP 93-7 had been adopted in prior years, it would not have had a material impact on the Company's financial position and results of operations.

Revenue Recognition

     Revenue on product sales is recognized at the time of shipment. The Company's return policy provides for a 30-day money back guarantee on certain items. An allowance for product returns is established based upon historical trends.

Property, Plant and Equipment

     Property, plant and equipment (including equipment acquired under capital leases) are stated at cost and are depreciated using straight-line methods over the estimated useful lives of the assets, as follows:

     Furniture and fixtures                  5 - 7 years
     Leasehold improvements                  Life of lease--not to exceed 15 years
     Computer, machinery and equipment       5 - 7 years
     Building                                31.5 years

Disclosures About Fair Value of Financial Instruments

     The carrying amount of cash, cash equivalents and accounts receivable approximate fair value because of the short maturity of these instruments. The carrying amount of the Company's long-term obligations approximate fair value based upon the current rates offered to the Company for obligations of the same remaining maturities.

Income Taxes (Benefit)

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision (benefit) for income taxes represents the income tax payable for the period and the change during the period in deferred income tax assets and liabilities.

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

Income (Loss) per Share

     Income (loss) per share is based on the weighted average number of common shares and common stock equivalents outstanding during each period, after retroactive adjustment for the Holding Company Transaction (see Note 1). Common stock equivalents include dilutive stock options and warrants, if any, using the treasury stock method.

Accounting for Stock-Based Compensation

     The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. The disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), have been included in
Note 8.

Long-Lived Assets

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1996, the Company adopted this statement and the effect of adoption in 1996 was not material.

Reclassifications

     Certain reclassifications have been made to the 1994 and 1995 financial statement balances to conform with the 1996 presentation.

2.  Property, Plant and Equipment
Property, plant and equipment consist of the following as of December 31:

                                              1996          1995
                                            -------       -------
Furniture and fixtures                      $ 1,943       $ 1,809
Leasehold improvements                        2,739         2,334
Computer, machinery and equipment             8,685         7,174
Building                                        912           912
Land                                            911           911
                                            -------       -------
                                             15,190        13,140
Less accumulated depreciation                (4,281)       (2,326)
                                            -------       -------
                                            $10,909       $10,814
                                            =======       =======

     The Company leases certain equipment under capital leases. The following is a summary of this equipment as of December 31:

                                              1996         1995
                                            -------       -------
       Computer, machinery and equipment    $ 1,724       $ 1,732
       Furniture and fixtures                   372           372
                                            -------       -------
                                              2,096         2,104
       Less accumulated depreciation         (1,327)         (891)
                                            -------       -------
                                            $   769       $ 1,213
                                            =======       =======

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

     The following is a schedule of future minimum payments required under capital leases, together with their estimated present value as of December 31, 1996:

                  1997                                         $ 281
                  1998                                           216
                  1999                                            91
                  2000                                             6
                  2001 and thereafter                             --
                                                               -----
                  Total minimum lease payments                   594
                  Less amount representing interest              (58)
                                                               -----
                  Present value of minimum lease payments        536
                  Current portion                               (243)
                                                               -----
                                                                $293
                                                               =====

3.  LINE OF CREDIT

     At December 31, 1996, the Company had advances of approximately $23,005 pursuant to a $50,000 line of credit with a finance company. The line of credit provides for borrowings secured by substantially all of the Company's assets and is cancelable upon 30 days or less advance notice. Amounts owed under this line are included in accounts payable and do not bear interest if paid within 60 days of the inventory purchase date. Interest on the advances not paid within 60 days is charged at the finance company's prime rate plus 2% (10.25% at December 31, 1996 and 10.5% at December 31, 1995). The line of credit contains certain covenants which require the Company to maintain a minimum level of tangible worth (as defined). At December 31, 1996, the Company was in compliance with these covenants.

4.   NOTES PAYABLE

The Company is obligated under the following notes at December 31:

                                                                                    1996             1995
                                                                                    -----           ------
Various notes dated November 1992 to March 1996.  Interest payable at 9% to 15%
per annum.  Certain notes require monthly payments of $2; others are payable within two weeks of demand.  Certain notes are guaranteed by the Company's
founding stockholders.                                                              $  72            $  85

Less current portion                                                                  (40)             (31)
                                                                                    -----            -----
                                                                                    $  32            $  54
                                                                                    =====            =====

Maturites of notes payable, subsequent to December 31, 1996 are as follows: $40 in 1997, $26 in 1998, $6 in 1999, and $0 thereafter.

Subordinated Note Payable

     On September 29, 1994, the Company borrowed $2,950 from Creative Partners, L.P., an unrelated entity. The loan was subordinate to the Company's line of credit and secured by all the assets of the Company. This subordinated note payable bore interest at a rate of 10% per annum. In connection with obtaining the loan, Creative Partners, L.P. purchased a warrant for $50 entitling it to purchase up to 30% of the equity of the Company for $5,000. On February 17,1995 and March 2, 1995, Creative Partners, L.P. loaned additional amounts of $1,250 and $750, respectively, to the Company under the same terms and conditions. On April 1, 1995, Creative Partners, L.P. exercised the warrant by canceling the $4,950 in

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

subordinated debt and reducing by $50 the amount of cash the Company was required to pay for interest accrued through the date of conversion.

5.   INCOME TAXES

The provision (benefit) for income taxes consists of the following for the years ended December 31:

                                           1996             1995             1994
                                         -------           ------           ------
Current
  Federal                                $(1,011)          $2,459           $1,088
  State                                       49              644              313
                                         -------           ------           ------
                                            (962)           3,103            1,401

Deferred
  Federal                                 (2,514)             598              (64)
  State                                     (496)              53               (9)
                                         -------           ------           ------
                                          (3,010)             651              (73)
                                         -------           ------           ------
                                         $(3,972)          $3,754           $1,328
                                         =======           ======           ======

     The provision (benefit) for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following:

                                                                   1996      1995      1994
                                                                   ----      ----      ----
Expected taxes at federal statutory tax rate                      (34.0)%    34.0%     34.0%
State income taxes, net of federal income tax benefit              (4.6)      5.0       6.1
Other                                                              (1.0)      0.1      (0.3)
                                                                  -----      ----      ----
                                                                  (39.6)%    39.1%     39.8%
                                                                  =====      ====      ====

     The significant components of deferred tax assets (liabilities) are as follows at December 31:

                                                          1996         1995
                                                         ------       ------
Accounts receivable                                      $  776       $  514
Inventory                                                 2,347          619
Prepaid expenses                                            (10)        (504)
Accrued expenses and reserves                               830          338
Allowance for sales returns                                 166          123
Section 481 adjustments                                     (43)         (42)
Tax credits and operating loss carryforwards                226           --
Property, plant and equipment                              (798)        (377)
Other                                                       226           39
                                                         ------       ------
Net deferred tax asset                                   $3,720       $  710
                                                         ======       ======

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

     At December 31, 1996, the Company had federal net operating losses of $3,084. The entire amount of the loss for the year ended December 31, 1996 will be carried back to previous tax years to obtain a refund of taxes paid. At December 31, 1996, the Company had state net operating loss carryforwards of $300. These losses begin to expire in 2002. At December 31, 1996, the Company had state tax credit carryforwards of $199, which begin to expire in 2011.

6.   COMMITMENTS AND CONTINGENCIES

Leases

     The Company occupies office and warehouse space under various operating leases with independent parties which provide for minimum annual rentals and escalations based on increases in real estate taxes and other operating expenses.

     Minimum annual rentals at December 31, 1996 were as follows:

          1997                               $1,564
          1998                                1,457
          1999                                1,160
          2000                                  951
          2001                                  827
       Thereafter                               276
                                             ------
         Total                               $6,235
                                             ======

  In 1996, 1995 and 1994, rent expense was $1,408, $863 and $748, respectively, including $0, $101 and $189, respectively, paid to related parties (Note 7). Some of the leases contain renewal options, escalation clauses and require the Company to pay taxes, insurance and maintenance costs.

Legal Proceedings

  Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company. The Company believes that such claims and actions will not have any material adverse effect upon the Company's financial position or results of operations.

7.   STOCKHOLDERS' EQUITY

Initial Public Offering

     On April 4, 1995, the Company completed an initial public offering (the Offering) of 2,250,000 shares of Common Stock at an offering price of $17.00 per share. Net proceeds to the Company were $34,401, after deducting the underwriting discount and other costs associated with the Offering.

  In connection with the Offering, the Company purchased a retail showroom location previously owned by the Company's majority stockholders by repaying the indebtedness on the property of approximately $1,297, canceling related party notes receivable in the principal amounts of $1,646 and $125 (additional borrowings in April 1995) making a payment of approximately $181 to the stockholders, and recording a payable to a related company for $251 (which was paid in May 1995). The aggregate purchase price for the property was $3,500, an amount determined by the Board of Directors to be the current fair value of the property based on an appraisal. However, the property has been recorded in the Company's financial statements at the majority stockholders' historical cost of $1,823 which resulted in a reduction in the Company's retained earnings of $1,677.

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (in thousands, except share data)

Follow-on Offering

     On August 23, 1995, the Company completed a follow-on offering for 2,300,000 shares of common stock, of which 500,000 shares were sold by the Company, at an offering price of $26.25 per share. Net proceeds to the Company were $12,149 after deducting the underwriting discount and other costs associated with this offering.

Proceeds from Profits Realized by Director in the Sale of Stock

     In June 1996, the Company recorded additional paid in capital in the amount of $2,146 net of expenses, which represents cash contributed to the Company associated with profits realized in the sale of stock by a Director pursuant to
Section 16(b) of the Securities Exchange Act of 1934.

8.   EMPLOYEE BENEFITS

401(K) Savings Plan

     Effective January 1, 1994, the Company adopted a 401(k) Savings Plan which covers substantially all full-time employees who meet the plan's eligibility requirements. Participants may take tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). In December 1995, the Company amended the 401(k) Savings Plan to make a 25% matching contribution for amounts which do not exceed 4% of the participants annual compensation. During 1996, the Company incurred approximately $66 of expense related to the 401(k) matching component of this plan.

1994 Employee Stock Option Plan

     In November 1994, the Board of Directors and stockholders of the Company approved the 1994 Stock Option Plan (the 1994 Plan), which provides for the grant of stock options to employees and consultants of the Company. Under the 1994 Plan, the Company may grant options ("Incentive Stock Options") within the meaning of Section 422A of the Internal Revenue Code of 1986, or options not intended to qualify as Incentive Stock Options ("Nonstatutory Stock Options").
A total of 1,950,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1994 Plan. As of December 31, 1996, 1,187,461 shares of authorized but unissued common stock are available for future grants under the 1994 Plan. All options granted through December 31, 1996 have been Nonstatutory Stock Options.

     The 1994 Plan is administered by the Compensation and Stock Option Committee of the Board of Directors. Subject to the provisions of the 1994 Plan, the Committee has the authority to select the employees and consultants to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock covered by the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which must be at least 100%, with respect to Incentive Stock Options, and at least 85%, with respect to Nonstatutory Stock Options, of the fair market value of the common stock as of the date of grant, and (iv) the duration of the option (which may not exceed ten years). All options are nontransferable other than by will or by the laws of descent and distribution.

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

1995 Director Stock Option Plan

The Company adopted the Directors' Non-Qualified Stock Option Plan (the "Director Plan") in 1995. A total of 50,000 shares of Common Stock are reserved for issuance under the Director Plan of which options to purchase 8,000 shares have been granted as of December 31, 1996.

Under the Director Plan each non-employee director of the Company ("Non-Employee Director") receives a non-qualified option to purchase 2,000 shares of Common Stock (an "Initial Grant") upon his or her first election or appointment to the Board of Directors. In addition, the Director Plan provides that each Non-Employee Director who is a director immediately prior to an annual meeting of the Company's stockholders and who continues to be a director after such meeting will be granted an option to purchase 1,000 shares of Common Stock (a "Subsequent Grant"); provided that no Subsequent Grant will be made to any Non-Employee Director who has not served as a director of the Company, as of the time of such annual meeting, for at least one year. The exercise price per share of each option granted under the Director Plan will be the fair market value of the Company's Common Stock on the date the option is granted. Options granted under the Director Plan vest on the first anniversary of the date of grant, subject to earlier vesting upon a change of control or corporate transaction.

The following table summarizes stock option activity:

                                                                 WEIGHTED
                                                                 AVERAGE
                                               NUMBER            EXERCISE PRICE
                                            -----------         ---------------
Outstanding at December 31, 1993                     -                      -
  Granted                                      178,360                  $5.50
  Canceled                                           -                      -
  Exercised                                          -                      -
                                            ----------          -------------
Outstanding at December 31, 1994               178,360                   5.50
  Granted                                      347,400                  24.59
  Canceled                                     (45,200)                 23.64
  Exercised                                          -                      -
                                            ----------         --------------
Outstanding at December 31, 1995               480,560                  17.60
  Granted                                      576,200                   8.51
  Canceled                                    (294,221)                  9.00
  Exercised                                    (41,825)                  5.66
                                            ----------          -------------
Outstanding at December 31, 1996               720,714                  $6.36
                                            ==========          =============

     On February 12, 1996, the Compensation Committee of the Board of Directors repriced all stock options granted from April 15, 1995 through February 12, 1996 to the closing price for the day of $9.50. On Saturday July 27, 1996, the Compensation Committee of the Board of Directors repriced all stock options (with exercise prices in excess of $6.00 per share) to $6.00 per share. The closing price per share on July 26, 1996 was $5.25.

     Of the options outstanding at December 31, 1996 under the Plans, options to purchase 144,531 shares were exercisable at weighted average prices of $5.85 per share. There were no exercisable options at December 31, 1995 or 1994. The following table summarizes information concerning currently outstanding and exercisable stock options:

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

                                                                                      OPTIONS EXERCISABLE AT
                               OPTIONS OUTSTANDING AT DECEMBER 31, 1996                  DECEMBER 31, 1996
                              ------------------------------------------          ---------------------------
                                               WEIGHTED-       WEIGHTED-                            WEIGHTED-
                                                AVERAGE         AVERAGE                              AVERAGE
   RANGE OF                     NUMBER        REMAINING        EXERCISE               NUMBER        EXERCISE
EXERCISE PRICES              OUTSTANDING   CONTRACTUAL LIFE     PRICE               EXERCISABLE      PRICE
------------------         ----------------------------------------------         ---------------------------
 $4.62 to $6.75                  636,214               8.9        $5.83                 144,531        $5.85
 $9.06 to $11.50                  84,500               9.8        10.31                       -            -
                           -------------                                          -------------
                                 720,714                                                144,531
                           =============                                          =============

     The Company accounts for these Plans under APB Opinion No. 25. Had compensation expense for these Plans been determined consistent with SFAS 123, the Company's net income (loss) per share would have been reduced (increased) to the pro forma amounts in the following table. The SFAS 123 method of accounting has not been applied to options prior to December 31, 1994.

                                        Years ended December 31,
                                            1996       1995
                                            ----       ----
Net income (loss)
             As Reported                  $(6,049)    $5,847
             Pro Forma                    $(7,478)    $5,491

Net income (loss) per share
             As Reported                   $(0.62)     $0.65
             Pro Forma                     $(0.77)     $0.61

     The fair value of each stock option grant has been estimated pursuant to SFAS 123 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                       1996        1995
                                      ------      ------
Risk free interest rates                6.23%       6.47%
Expected dividend yield                  none        none
Expected lives                         5 yrs.      5 yrs.
Expected volatility                     60.0%       60.0%

The weighted average grant date fair values of options granted under the Plans during 1996 and 1995 were $2.75 and $14.14, respectively.

                           CREATIVE COMPUTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)


9.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                           1996       1995     1994
                                                           ----      ------    -----
Cash paid during the year ending December 31:
  Interest                                                $ 119      $  485    $ 753
  Income taxes                                               74       5,260      492
Non-cash investing and financing activities:
  Equipment acquired under capital lease obligations         --         228      732
  Conversion of subordinated debt to equity                  --       4,950       --
  Cancellation of related party notes receivable
   in connection with acquisition of retail showroom         --       1,771       --
  Acquisition of retail showroom purchased from a
   related party - noncash portion                           --          94       --


                                  SCHEDULE II

                           CREATIVE COMPUTERS, INC.

                       Valuation and Qualifying Accounts
             For the years ended December 31, 1994, 1995 and 1996
                                (in thousands)

                                                       BALANCE AT  ADDITIONS   DEDUCTION  BALANCE
                                                       BEGINNING   CHARGED TO    FROM     AT END
                                                        OF YEAR    OPERATIONS  RESERVES   OF YEAR
                                                       ----------  ----------  ---------  -------
Allowance for doubtful accounts for the year ended:

  December 31, 1994                                    $  194      $  329      $  ---     $  523

  December 31, 1995                                       523         996         154      1,365

  December 31, 1996                                     1,365       2,041       1,272      2,134

Reserve for inventory for the year ended:

  December 31, 1994                                    $  535      $  234      $  ---     $  769

  December 31, 1995                                       769       1,088         438      1,419

  December 31, 1996                                     1,419       6,432       1,547      6,304
