Form 10-K, Exhibit 13
period 1997-12-31
CREATIVE COMPUTERS INC
filed 1998-03-31
CIK 937941

                                                                    EXHIBIT 13.1


                            CREATIVE COMPUTERS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Accountants                                                                        F-2
Consolidated Balance Sheet at December 31, 1997 and 1996                                                 F-3
Consolidated Statement of Operations for the Years Ended December 31, 1997, 1996 and 1995                F-4
Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 1997, 1996 and 1995      F-5
Consolidated Statement of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995                F-6
Notes to Consolidated Financial Statements                                                               F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF CREATIVE COMPUTERS, INC.


In our opinion, the consolidated financial statements listed in the index appearing under Item 14 (a) (1) and (2) present fairly, in all material respects, the financial position of Creative Computers, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Costa Mesa, California
February 4, 1998, except as to Note 12
which is as of March 20, 1998

                            CREATIVE COMPUTERS, INC.

                           CONSOLIDATED BALANCE SHEET
                       (in thousands, except share data)

                                                                        December 31,
                                                                    -------------------
                                                                      1997       1996
                                                                    --------   --------
ASSETS
Current assets:
Cash and cash equivalents                                           $  8,018   $ 17,329
Securities available for sale (Note 1)                                     -        521
Accounts receivable, net of allowance for
   doubtful accounts of $2,859 and $2,134, respectively               42,455     19,948
Inventories (Note 1)                                                  44,723     55,092
Prepaid expenses and other current assets                              2,894      3,410
Income tax refund receivable (Notes 1 and 5)                             469      1,753
Deferred income taxes (Notes 1 and 5)                                  2,484      4,284
                                                                    --------   --------
     Total current assets                                            101,043    102,337

Property, plant and equipment, net (Notes 1 and 2)                    14,788     10,909
Goodwill, net (Notes 1 and 10)                                        15,141          -
Other assets                                                             182        185
                                                                    --------   --------
                                                                    $131,154   $113,431
                                                                    ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable (Note 3)                                           $ 45,958   $  50,770
Accrued expenses and other current liabilities                        13,275       8,684
Line of credit (Note 3)                                                9,956           -
Capital leases--current portion (Note 2)                                 207         243
Notes payable--current portion (Note 4)                                   23          40
                                                                    --------   ---------

     Total current liabilities                                        69,419      59,737

Capital leases (Note 2)                                                  148         293
Notes payable (Note 4)                                                   348          32
Deferred income taxes (Notes 1 and 5)                                  1,469         564
                                                                    --------   ---------

     Total liabilities                                                71,384      60,626

Stockholders' equity:
Common stock, $.001 par value; authorized 15,000,000
   shares; 10,105,258 and 9,791,825 shares issued                         10          10
Preferred stock, $.001 par value; authorized 5,000,000 shares;
   none issued and outstanding
Additional paid in capital                                            56,772      53,932
Treasury stock, at cost: 15,000 shares                                   (91)        (91)
Retained earnings (accumulated deficit)                                3,079      (1,046)
                                                                    --------    --------

     Total stockholders' equity                                       59,770      52,805
                                                                    --------    --------
                                                                    $131,154    $113,431
                                                                    ========    ========

               See notes to the consolidated financial statements

                            CREATIVE COMPUTERS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (in thousands, except per share data)





                                                        Year ended December 31,
                                                      ------------------------------
                                                        1997       1996       1995
                                                        ----       ----       ----
Net sales                                             $546,131   $444,971   $420,877

Cost of goods sold                                     476,061    395,000    361,803
                                                      --------   --------   --------

  Gross profit                                          70,070     49,971     59,074

Selling, general and administrative
  expenses                                              61,255     60,585     48,455

Expenses associated with the relocation
  of the Company's distribution center                       -          -      1,389

Expenses associated with the relocation
  of the Company's headquarters (Note 11)                  815          -          -

Expenses related to acquisition of
  Elek-Tek (Note 10)                                     1,470          -          -
                                                      --------   --------   --------

Income (loss) from operations                            6,530    (10,614)     9,230
Interest income, net                                       118        593        371
                                                      --------   --------   --------
Income (loss) before income taxes                        6,648    (10,021)     9,601

Income tax provision (benefit) (Notes 1 and 5)           2,523     (3,972)     3,754
                                                      --------   --------   --------

Net income (loss)                                     $  4,125   $ (6,049)  $  5,847
                                                      ========   ========   ========
Basic earnings (loss) per share                       $   0.42   $  (0.62)  $   0.71
                                                      ========   ========   ========

Diluted earnings (loss) per share                     $   0.41   $  (0.62)  $   0.66
                                                      ========   ========   ========
Basic weighted average number of
  shares outstanding                                     9,895      9,767      8,291
                                                      ========   ========   ========

Diluted weighted average number of
  shares outstanding                                    10,030      9,767      8,890
                                                      ========   ========   ========

               See notes to the consolidated financial statements

                            CREATIVE COMPUTERS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)



                                               Common Stock       Additional       Retained
                                               ------------        Paid In         Earnings       Treasury
                                              Shares  Amount       Capital         (Deficit)       Stock       Total
                                              ------  ------       -------         ---------       -----       -----
Balance at December 31, 1994                   4,900   $   5       $    52         $     833       $         $   890
   Initial public offering, net                2,250       2        34,399                                    34,401

   Exercise of warrant                         2,100       2         4,948                                     4,950

   Purchase of building from
       related parties                                                                (1,677)                 (1,677)
   Follow-on offering, net                       500       1        12,148                                    12,149

   Net income                                                                          5,847                   5,847
                                              ------   -----       -------         ---------       -----     -------

Balance at December 31, 1995                   9,750      10        51,547             5,003                  56,560
   Purchase of treasury stock                                                                        (91)        (91)
   Stock option exercises                         42                   239                                       239
   Proceeds from director, net (Note 7)                              2,146                                     2,146

   Net loss                                                                           (6,049)                 (6,049)
                                              ------   -----       -------         ---------       -----     -------

Balance at December 31, 1996                   9,792      10        53,932            (1,046)        (91)     52,805

   Issuance of stock in connection
       with acquisition (Note 10)                272                 2,500                                     2,500
   Stock option exercises, including
       related income tax benefit                 41                   340                                       340

   Net income                                                                          4,125                   4,125
                                              ------   -----       -------         ---------       -----     -------
Balance at December 31, 1997                  10,105   $  10       $56,772         $   3,079       $ (91)    $59,770
                                              ======   =====       =======         =========       =====     =======



               See notes to the consolidated financial statements

                            CREATIVE COMPUTERS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                            Year ended December 31,
                                                        -------------------------------
                                                           1997       1996       1995
                                                        --------    -------    --------
Cash flows from operating
 activities:
  Net income (loss)                                     $  4,125    $(6,049)   $  5,847
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
  Depreciation and amortization                            2,337      1,955       1,254
  Provision (benefit) for deferred income taxes            2,350     (3,010)        651
  Loss on disposal of property, plant and equipment          783          -          19
  Changes in operating assets and liabilities,
   net of acquisitions:
    Accounts receivable                                   (5,112)    (1,643)    (12,578)
    Inventories                                           17,414     (3,066)    (26,387)
    Prepaid expenses and other current assets                906         27      (2,201)
    Other assets                                               3        242        (344)
    Accounts payable                                      (6,827)     4,164      17,160
    Accrued expenses and other current liabilities         1,064        550       5,677
    Income taxes                                           1,723       (959)     (1,888)
                                                        --------    -------    --------
  Total adjustments                                       14,641     (1,740)    (18,637)
                                                        --------    -------    --------
Net cash provided by (used in) operating activities       18,766     (7,789)    (12,790)

Cash flows from investing activities:
  Redemptions of securities available for sale             1,536     31,805     135,597
  Purchase of securities available for sale               (1,015)   (19,751)   (148,172)
  Acquisition of Elek-Tek (Note 10)                       (9,083)         -           -
  Acquisition of ComputAbility (Note 10)                  (5,482)         -           -
  Acquisition of property, plant and equipment            (3,276)    (2,050)     (7,900)
  Proceeds from sale of equipment                             13          -           -
  Increase in related party notes receivable                   -          -        (125)
                                                        --------    -------    --------
Net cash provided by (used in) investing activities      (17,307)    10,004     (20,600)

Cash flows from financing activities:
  Net line of credit payments                            (10,775)         -      (3,279)
  Payments under notes payable, net                          (81)       (13)     (1,044)
  Payments on notes payable-related parties                    -          -        (164)
  Subordinated debt borrowings                                 -          -       2,000
  Proceeds from profits realized by Director in
    sale of stock                                              -      2,146           -
  Principal payments of obligations under capital
    leases                                                  (254)      (249)       (939)
  Purchase of treasury stock                                   -        (91)          -
  Proceeds from stock issued
    under stock option plans                                 340        239           -
  Net proceeds from initial
    and follow-on public offerings                             -          -      46,550
                                                        --------    -------    --------
Net cash provided by (used in) financing activities      (10,770)     2,032      43,124

Net increase (decrease) in cash and cash equivalents      (9,311)     4,247       9,734
Cash and cash equivalents:
Beginning of period                                       17,329     13,082       3,348
                                                        --------    -------    --------
End of period                                           $  8,018    $17,329    $ 13,082
                                                        ========    =======    ========

              See notes to the consolidated financial statements

                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


DESCRIPTION OF COMPANY

     Creative Computers, Inc. (the "Company") is a direct marketer of personal computer hardware, software and peripheral products founded in 1987. During 1997, the Company acquired and assimilated two marketers of personal computer hardware and software products, Elek-Tek, Inc. and ComputAbility, Inc. In November 1997, the Company formed a wholly-owned subsidiary, uBid, to sell computer related products and consumer electronics through an auction format on the Internet. The Company offers products to individual consumers, home offices, small businesses and large corporations through direct response catalogs, dedicated inbound and outbound telemarketing sales executives, a direct sales force, retail showrooms and advertising on the Internet. The Company offers a broad selection of products through its distinctive, full-color catalogs, MacMall, PC Mall, DataCom Mall and ComputAbility, the Company's worldwide websites on the Internet, and other promotional materials.


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


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


CASH EQUIVALENTS

     All highly liquid investments with initial maturities of three months or less are considered cash equivalents.

                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)



SECURITIES AVAILABLE FOR SALE

     The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective
January 1, 1995.   In accordance with the principles thereunder, the Company has classified its investments as securities available for sale and has reported them at fair value, with unrealized gains and losses included in equity. Unrealized gains or losses were not material at December 31, 1997 or 1996. Realized gains or losses are determined on the specific identification method and are reported in income.


INVENTORIES

     Inventories consist of computer hardware, software and peripheral products, and are stated at cost (determined under the first-in, first-out cost method) or market, whichever is lower. The Company had reserves of approximately $5,364 and $6,304 for demonstration inventory, lower of cost or market pricing and potential excess and obsolete inventory at December 31, 1997 and 1996, respectively.


DEFERRED ADVERTISING COSTS AND REVENUE

     The Company produces and circulates catalogs at various dates throughout the year. The Company receives market development funds and cooperative (co-op) advertising funds from vendors included in each catalog. These funds are recognized based on sales taken over the life of the catalog, which approximates eight weeks. The costs of developing and circulating each catalog are deferred and charged to advertising expense in the same time period as the co-op funds based on sales over the life of the catalog. Advertising expense, net of advertising revenue earned, included in selling, general and administrative expenses, was approximately $1,397, $8,155 and $11,500 for the years ended December 31, 1997, 1996, and 1995, respectively. Deferred advertising costs were approximately $2,105 and $2,800 at December 31, 1997 and 1996, respectively.


REVENUE RECOGNITION

     Revenue on product sales is recognized at the time of shipment. The Company's return policy provides for a 30-day money back guarantee on certain items. An allowance for potential product returns is established based upon historical trends.


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment (including equipment acquired under capital leases) are stated at cost and are depreciated using straight-line methods over the estimated useful lives of the assets, as follows:

     Furniture and fixtures              5 - 7 years
     Leasehold improvements              Life of lease--not to exceed 15 years
     Computer, machinery and equipment   3 - 7 years
     Building                            31.5 years


                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)



DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, cash equivalents and accounts receivable approximate fair value because of the short maturity of these instruments. The carrying amount of the Company's notes payable approximate fair value based upon the current rates offered to the Company for obligations of the same remaining maturities.


GOODWILL

      Goodwill resulting from acquisitions is amortized on a straight-line method over periods not exceeding twenty-five years and is subject to periodic review for impairment. Accumulated amortization at December 31, 1997 and 1996 was $90 and $0, respectively. Amortization expense totaled $90 in fiscal 1997. Goodwill arose from the acquisitions consummated in 1997 (Note 10).

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The Company has recognized no such losses.

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


INCOME (LOSS) PER SHARE

     Effective in the fourth quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128) and related interpretations. SFAS 128 requires dual presentation of Basic Earnings (Loss) per Share (Basic EPS) and Diluted Earnings (Loss) per Share (Diluted EPS). Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method. Earnings (loss) per share have been restated for all periods to reflect the adoption of SFAS 128.

                           CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

     The composition of Basic and Diluted EPS is as follows:

                                               Year ended December 31,
                                               -----------------------
                                                1997         1996      1995
                                                ----         ----      ----
  Net income (loss)                        $     4,125   $   (6,049)  $    5,847
                                           ===========   ==========   ==========

  Weighted average shares - Basic            9,895,179    9,766,863    8,291,328
  Effect of dilutive stock options
   and warrants                                135,238            -      598,216
                                           -----------   ----------   ----------
  Weighted average shares - Diluted         10,030,417    9,766,863    8,889,544
                                           ===========   ==========   ==========
  Net income (loss) per share - Basic      $      0.42   $    (0.62)  $     0.71
                                           ===========   ==========   ==========
  Net income (loss) per share - Diluted    $      0.41   $    (0.62)  $     0.66
                                           ===========   ==========   ==========

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 and related interpretations.
The disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), have been included in
Note 8.


NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which will become effective in 1998. The Company does not expect the adoption of SFAS 130 to have a material impact on its reported consolidated financial condition or results of operations.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131), which will become effective in 1998. SFAS 131 establishes standards for the way publicly-held companies report information about operating segments as well as disclosures about products and services, geographic areas and major customers. The Company does not expect the adoption of SFAS 131 to have a material effect on its reported consolidated financial condition or results of operations.

                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)



RECLASSIFICATIONS

     Certain reclassifications have been made to the 1995 and 1996 financial statement balances to conform to the 1997 presentation.


2.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following as of December 31:

                                               1997     1996
                                               ----     ----
     Furniture and fixtures                 $ 2,907    $ 1,943
     Leasehold improvements                   3,483      2,739
     Computer, machinery and equipment       10,257      8,685
     Building                                 2,827        912
     Land                                     1,446        911
                                            -------    -------
                                             20,920     15,190
     Less accumulated depreciation           (6,132)    (4,281)
                                            -------    -------
                                            $14,788    $10,909
                                            =======    =======

     The Company leases certain equipment under capital leases. The following is a summary of this equipment as of December 31:

                                              1997      1996
                                              ----      ----
     Computer, machinery and equipment      $ 1,705    $ 1,724
     Furniture and fixtures                     372        372
                                            -------    -------
                                              2,077      2,096
     Less accumulated depreciation           (1,660)    (1,327)
                                            -------    -------
                                            $   417    $   769
                                            =======    =======

     The following is a schedule of future minimum payments required under capital leases, together with their estimated present value as of December 31, 1997:


               1998                                         $ 216
               1999                                           153
               2000                                             6
               2001 and thereafter                              -
                                                            -----

               Total minimum lease payments                   375
               Less amount representing interest              (20)
                                                            -----

               Present value of minimum lease payments        355
               Current portion                               (207)
                                                            -----
                                                            $ 148
                                                            =====

                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)


3.   LINE OF CREDIT

     As of December 31, 1997, the Company had advances of $16,340 pursuant to a $80,000 line of credit with a finance company. The advances outstanding at December 31,1997 are comprised of $9,956 of working capital loans borrowed in connection with the acquisition of Elek-Tek (Note 10) and $6,384 of floorplan inventory financing to purchase inventory, which is included in accounts payable. The line of credit allows working capital advances up to $47,500 and floorplan inventory financing up to $50,000, however, total advances and floorplan financing cannot exceed $80,000. Working capital advances are also limited to eligible accounts receivable and inventory collateral. The line of credit is secured by substantially all of the Company's assets and is cancelable upon 90 days' advance notice. Interest for amounts owed for working capital advances are calculated at the finance company's prime rate (8.25% at December 31, 1997). Floorplan financing does not bear interest if paid within an average of 45 days of the inventory purchase date. Interest on floorplan financing not paid within an average of 45 days is charged at the finance company's prime rate plus 2% (10.25% at December 31, 1997 and 1996). The line of credit requires that the Company maintain a minimum tangible net worth, a minimum pretax earnings to interest expense ratio and limits debt as a ratio to tangible net worth. At December 31, 1997, the Company was in compliance with these covenants.

4.   NOTES PAYABLE


     The Company is obligated under the following notes payable at December 31:


                                                                    1997  1996
                                                                    ----  ----
Various notes dated June 1992 to March 1996.  Interest payable at
9% per annum.  Certain notes require monthly payments of
approximately $2; others are payable on demand.  Certain notes
are guaranteed by the Company's founding stockholders.              $371  $ 72

Less current portion                                                 (23)  (40)
                                                                    ----  ----
                                                                    $348  $ 32
                                                                    ====  ====


     Maturities of notes payable, subsequent to December 31, 1997 are as follows: $23 in 1998, $192 in 1999, $7 in 2000, $149 thereafter.

                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

5.   INCOME TAXES

     The provision (benefit) for income taxes consists of the following for the years ended December 31:

                           1997      1996      1995
                          ------   --------   ------
     Current
         Federal          $  103   $(1,011)   $2,459
         State                70        49       644
                          ------   -------    ------
                             173      (962)    3,103
     Deferred
         Federal           2,101    (2,514)      598
         State               249      (496)       53
                          ------   -------    ------
                           2,350    (3,010)      651
                          ------   -------    ------
                          $2,523   $(3,972)   $3,754
                          ======   =======    ======


     The provision (benefit) for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following:


                                             1997     1996     1995
                                             ----    -----     ----
    Expected taxes at federal
     statutory tax rate                      34.0 %   (34.0)%  34.0%
    State income taxes, net of federal
     income tax benefit                       5.0 %    (4.6)    5.0
    Other                                    (1.0)%    (1.0)    0.1
                                            -----     ------    ----

                                             38.0 %   (39.6)%  39.1%
                                            =====     ======   =====

     The significant components of deferred tax assets (liabilities) are as follows at December 31:

                                             1997       1996
                                           -------    -------
   Accounts receivable                     $   530     $  776
   Inventory                                 1,326      2,347
   Prepaid expenses                              -        (10)
   Accrued expenses and reserves               359        830
   Allowance for sales returns                 170        166
   Section 481 adjustments                      21        (43)
   Tax credits and loss carryforwards          143        226
   Property, plant and equipment            (1,222)      (798)
   Amortization                               (340)         -
   Other                                        28        226
                                           -------     ------
   Net deferred tax asset                  $ 1,015     $3,720
                                           =======     ======

     At December 31, 1997 and 1996, the Company had various state net operating loss carryforwards ranging in amounts from $48 to $1,025 and $505 to $871, respectively. At December 31, 1997 and 1996, the Company had federal and state capital loss carryforwards of $71, which begin to expire in 2001. The Company also had state tax credit carryforwards of $208 and $199, respectively, which begin to expire in 2011.

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

     Minimum annual rentals at December 31, 1997 were as follows:


               1998            $ 2,559
               1999              2,474
               2000              2,686
               2001              2,663
               2002              2,016
               Thereafter        1,564
                               -------
                  Total        $13,962
                               =======

     In 1997, 1996 and 1995 rent expense was $1,978, $1,408 and $863, respectively. Some of the leases contain renewal options, escalation clauses and require the Company to pay taxes, insurance and maintenance costs.


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


     In connection with the Offering, the Company purchased a retail showroom location previously owned by the Company's majority stockholders by repaying the indebtedness on the property of approximately $1,297, canceling related party notes receivable in the principal amounts of $1,646 and $125 (additional borrowings in April 1995), making a payment of approximately $181 to the stockholders, and recording a payable to a related company for $251 (which was paid in May 1995). The aggregate purchase price for the property was $3,500, an amount determined by the Board of Directors to be the current fair value of the property based on an appraisal. However, the property has been recorded in the Company's financial statements at the majority stockholders' historical cost of $1,823 which resulted in a reduction in the Company's retained earnings of $1,677.

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


PROCEEDS FROM PROFITS REALIZED BY DIRECTOR IN THE SALE OF STOCK

     In June 1996, the Company recorded additional paid in capital in the amount of $2,146, net of expenses, which represents cash contributed to the Company associated with profits realized in the sale of stock by a Director pursuant to
Section 16(b) of the Securities Exchange Act of 1934.


8.   EMPLOYEE BENEFITS

401(k) SAVINGS PLAN

     Effective January 1, 1994, the Company adopted a 401(k) Savings Plan which covers substantially all full-time employees who meet the plan's eligibility requirements. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). In December 1995, the Company amended the 401(k) Savings Plan to make a 25% matching contribution for amounts which do not exceed 4% of the participants annual compensation. During 1997, 1996 and 1995, the Company incurred approximately $84, $66 and $5, respectively, of expenses related to the 401(k) matching component of this plan.


1994 EMPLOYEE STOCK OPTION PLAN

     In November 1994, the Board of Directors and stockholders of the Company approved the 1994 Stock Option Plan (the 1994 Plan), which provides for the grant of stock options to employees and consultants of the Company. Under the 1994 Plan, the Company may grant options ("Incentive Stock Options") within the meaning of Section 422A of the Internal Revenue Code of 1986, or options not intended to qualify as Incentive Stock Options ("Nonstatutory Stock Options").
A total of 1,950,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1994 Plan. As of December 31, 1997, 1,035,304 shares of authorized but unissued common stock are available for future grants under the 1994 Plan. All options granted through December 31, 1997 have been Nonstatutory Stock Options.

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

                            CREATIVE COMPUTERS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       (in thousands, except share data)



1995 DIRECTOR STOCK OPTION PLAN (all share data stated in numbers of shares
- not rounded in thousands)

     The Company adopted the Directors' Non-Qualified Stock Option Plan (the "Director Plan") in 1995. A total of 50,000 shares of Common Stock are reserved for issuance under the Director Plan of which options to purchase 23,000 shares have been granted as of December 31, 1997.

     Under the Director Plan each non-employee director of the Company ("Non-Employee Director") receives a non-qualified option to purchase 2,000 shares of Common Stock (an "Initial Grant") upon his or her first election or appointment to the Board of Directors. In addition, the Director Plan provides that each Non-Employee Director who is a director immediately prior to an annual meeting of the Company's stockholders and who continues to be a director after such meeting will be granted an option to purchase 1,000 shares of Common Stock (a "Subsequent Grant"); provided that no Subsequent Grant will be made to any Non-Employee Director who has not served as a director of the Company, as of the time of such annual meeting, for at least one year. On July 8, 1997, the Subsequent Grant was amended to 5,000 options. The exercise price per share of each option granted under the Director Plan will be the fair market value of the Company's Common Stock on the date the option is granted. Options granted under the Director Plan vest on the first anniversary of the date of grant, subject to earlier vesting upon a change of control or corporate transaction.


The following table summarizes stock option activity:

                                                      Weighted
                                                      Average
                                      Number       Exercise Price
                                      --------     --------------
Outstanding at December 31, 1994       178,360         $ 5.50
     Granted                           347,400          24.59
     Canceled                          (45,200)         23.64
     Exercised                               -              -
                                      --------         ------
Outstanding at December 31, 1995       480,560          17.60
     Granted                           576,200           8.51
     Canceled                         (294,221)          9.00
     Exercised                         (41,825)          5.66
                                      --------         ------
Outstanding at December 31, 1996       720,714           6.36
     Granted                           351,750           7.61
     Canceled                         (176,593)          7.00
     Exercised                         (41,694)          5.42
                                      --------         ------
Outstanding at December 31, 1997       854,177         $ 6.80
                                      ========         ======

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

                            CREATIVE COMPUTERS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (in thousands, except share data)

     Of the options outstanding at December 31, 1997 and 1996, options to purchase 274,914 and 144,531 shares were exercisable at weighted average prices of $6.21 and $5.85 per share, respectively. There were no exercisable options at December 31, 1995. The following table summarizes information concerning currently outstanding and exercisable stock options:

                                                                                              Options exercisable at
                                      Options Outstanding at December 31, 1997                 December 31, 1997
                                --------------------------------------------------      --------------------------------
                                                      Weighted-        Weighted-                              Weighted
                                                       Average          Average                               Average
         Range of                     Number          Remaining         Exercise               Number         Exercise
     Exercise Prices               Outstanding    Contractual Life       Price              Exercisable        Price
--------------------------      --------------------------------------------------      --------------------------------
$5.25 to $7.63                          760,377        8.5                   $6.20             261,266             $5.98
$9.00 to $13.56                          93,800        9.4                   11.62              13,648             10.57
                                ---------------                                         --------------
                                        854,177                                                274,914
                                ===============                                         ==============

     The Company accounts for these Plans under APB Opinion No. 25. Had compensation expense for these Plans been determined consistent with SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts in the following table. The SFAS 123 method of accounting has not been applied to options prior to December 31, 1994.

                                                                Year ended December 31,
                                                     -------------------------------------------
                                                          1997              1996          1995
                                                      -------------     -------------   --------
Net income (loss)
                                       As Reported      $4,125            $(6,049)      $ 5,847
                                       Pro Forma        $3,549            $(7,478)      $ 5,491

Diluted net income (loss) per share    As Reported      $ 0.41            $ (0.62)      $  0.66
                                       Pro Forma        $ 0.37            $ (0.77)      $  0.61

          The fair value of each stock option grant has been estimated pursuant to SFAS 123 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                           1997           1996
                                                        -----------   ------------
Risk free interest rates                                   6.34%         6.23%
Expected dividend yield                                     none          none
Expected lives                                            6 yrs.        5 yrs.
Expected volatility                                        80.0%         60.0%

          The weighted average grant date fair values of options granted under the Plans during 1997, 1996 and 1995 were $5.55, $2.75 and $14.14, respectively.

                            CREATIVE COMPUTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       (in thousands, except share data)


9.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                           1997           1996          1995
                                                       ------------   ------------   -----------

Cash paid during the year ending December 31:
       Interest                                           $   488         $119          $  485
       Income taxes                                       $   538         $ 74          $5,260
Non-cash investing and financing activities:
       Borrowing incurred in connection with the
        acquisition of Elek-Tek. Inc.                     $20,731           --              --
       Equipment acquired under capital lease
        obligations                                       $    73           --          $  228
       Notes payable assumed in connection with
        acquisition of ComputAbility                      $   380

       Conversion of subordinated debt to equity               --           --          $4,950
       Cancellation of related party notes receivable
        in connection with acquisition of
        retail showroom                                        --           --          $1,771
       Acquisition of retail showroom purchased from
        a related party - noncash portion                      --           --          $   94

10.  ACQUISITIONS

     On August 29, 1997, the Company acquired the assets and assumed the liabilities of Milwaukee-based ComputAbility, Ltd., a privately held direct market reseller of PC/WINTEL hardware, peripheral and software products, for $8,000 consisting of $5,500 paid in cash and the remainder through the issuance of 271,739 shares of Creative common stock valued at $2,500. The acquisition of ComputAbility has been accounted for using the purchase method and the results of ComputAbility have been combined with those of the Company since the date of acquisition. The total cost of the acquisition exceeded the fair value of the net assets acquired and liabilities assumed by $6,763 and, accordingly, the excess has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

     On October 15, 1997, the Company acquired substantially all of the assets of Elek-Tek, Inc. (Elek-Tek), a Delaware corporation for a purchase price of $29.4 million plus direct costs of the acquisition pursuant to an Asset Purchase Agreement dated September 17, 1997, as amended. The acquisition was completed as a result of bankruptcy court approval of the agreement signed by Creative and Elek-Tek in connection with the September 17, 1997 filing by Elek-Tek for protection under Chapter 11 of the U.S. Bankruptcy Code. Elek-Tek will operate as a wholly-owned subsidiary of the Company. Such assets consisted primarily of accounts receivable, inventory, property, plant and equipment, certain intangibles and customer lists and the businesses associated with mail order, direct sales and retail activities.

                            CREATIVE COMPUTERS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       (in thousands, except share data)


      The acquisition was accounted for as a purchase. Accordingly, the results of Elek-Tek, Inc. have been combined with those of the Company since the date of acquisition. The Company borrowed $20.7 million of the purchase price from Deutsche Financial Services Corporation, and the remaining $8.7 million was paid
in cash.   The purchase price was allocated to the net assets acquired based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the net assets acquired of $8,468 is being amortized on a straight line basis over 25 years. In connection with the acquisition of Elek-Tek, the Company incurred expenses of $1,470 in the fourth quarter of 1997. These expenses related primarily to transitioning Elek-Tek's sales force and customer base into Creative Computers.

      The following table reflects unaudited pro forma combined results of operations of the Company, ComputAbility and Elek-Tek as if these acquisitions had occurred at the beginning of fiscal 1996. However, these pro forma results are not necessarily indicative of the actual results of operations that would have occurred.


                                          Year ended December 31,
                                          -----------------------
                                          1997           1996
------------
Net sales                                 $791,345       $835,024
Net income (loss)                         $  1,046       $(13,391)
Diluted earnings (loss) per share         $   0.10       $  (1.33)


11.   HEADQUARTERS MOVE

      Due to the Company's growth, its current headquarters and telemarketing facilities in Torrance, California were not adequate to house future operations. In November, the Company completed its consolidation of its two facilities into a 160,000 square foot building in a nearby location in Torrance, CA. The Company plans to phase in the occupancy of the entire facility over a two-year period, initially leasing approximately one third of the building. The charge associated with the move was $815, and was expensed in the fourth quarter.

12.   SUBSEQUENT EVENT

      During February 1998, the Company closed its Indiana retail showroom. On March 20, 1998, the Company closed six retail showrooms to focus its efforts on its catalog, corporate and Internet channels of distribution. The Company expects to incur a one-time restructuring charge during the first quarter of 1998 relating to exit costs, asset write-offs, other charges and goodwill related to the retail showroom closures. The Company has not yet determined the amount of this charge.

                                  SCHEDULE II

                            CREATIVE COMPUTERS, INC.



                       Valuation and Qualifying Accounts
              For the years ended December 31, 1995, 1996 and 1997
                                 (in thousands)



                                            Balance at    Additions      Deduction      Balance
                                             Beginning    Charged to       from         at End
                                              of Year     Operations     Reserves       of Year
                                            ----------    ----------     ---------      -------
Allowance for doubtful accounts for the
 year ended:
      December 31, 1995                         523           996            154         1,365
      December 31, 1996                       1,365         2,041          1,272         2,134
      December 31, 1997                       2,134         5,680          4,955         2,859
Reserve for inventory for the year ended:
      December 31, 1995                         769         1,088            438         1,419
      December 31, 1996                       1,419         6,432          1,547         6,304
      December 31, 1997                       6,304         6,548          7,488         5,364